Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Employee Benefit Committee
of the TierOne Bank Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-100286) on Form S-8 of TierOne Corporation of our report dated June 15, 2006 with respect to the statements of net assets available for benefits of the TierOne Bank Savings Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the three-year period ended December 31, 2005, and related schedule as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the TierOne Bank Savings Plan.

/s/ KPMG LLP

Lincoln, Nebraska
June 28, 2006